     Securities and Exchange Commission
           Washington, D.C.  20549


              Schedule 13 G
Under the Securities Exchange Act of 1934

         Amendment No. 19

    Regions Financial Corporation
          Name of Issuer


        $.625 Par Common Stock
     Title or Class of Securities


             758940100
            CUSIP Number


Check the following box if a fee is being paid with this statement.
_____

1)	Names of Reporting Persons, S.S. or I.R.S. Identification Numbers of
	Above Persons:
	Regions Financial Corporation	63-0589368

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3)	S.E.C. Use Only

4)	Citizenship or Place of Organization:  Delaware

Number of Shares	5)	Sole Voting Power		6,657,682
Beneficially Owned	6)	Shared Voting Power		      106
by Each Reporting	7)	Sole Dispositive Power		2,602,623
Person With:		8)	Shared Dispositive Power	1,883,366

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
	7,045,165

10)	Check if the Aggregate Amount in Row 9) Excludes Certain Shares.

11)	Percent of Class Represented by Amount in Row 9):  5.15%

12)	Type of Reporting Person (See Instructions):  HC

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Item 1(a)	Name of Issuer:
		Regions Financial Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
		417 North 20th Street
		Birmingham, Alabama  35202-0247

Item 2(a)	Name of Person Filing:
		Regions Financial Corporation

Item 2(b)	Address of Principal Business Office or, if none,
		Residence:
		417 North 20th Street
		Birmingham, Alabama  35202-0247

Item 2(c)	Citizenship:
		Delaware Corporation

Item 2(d)	Title or Class of Securities:
		$.625 par common stock

Item 2(e)	CUSIP Number:
		758940100

Item 3   	If this statement is filed pursuant to Rules 13d-1(b), or
		13d-2(b), check whether the person filing is a:

(a)	   	Broker or Dealer registered under section 15 of the Act
(b)	   	Bank as defined in section 3(a)(6) of the Act
(c)	   	Insurance Company as defined in section 3(a)(19) of the Act
(d)	   	Investment Company registered under section 8 of the
		Investment Company Act
(e)	   	Investment Adviser registered under section 203 of the
		Investment Advisers Act of 1940
(f)	   	Employee Benefit Plan, Pension Fund which is subject to the
		provisions of the Employee Retirement Income Security Act of
		1974 or Endowment Fund;
(g)	 X 	Parent Holding Company, in accordance with section 240.13d-
		1(b)(ii)(G) (Note:  See Item 7)
(h)	   	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4   	Ownership.
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  7,045,165

	(b)	Percent of Class:  5.15%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to
			direct the vote			6,657,682
		(ii)	shared power to vote or to
			direct the vote			      106
		(iii)	sole power to dispose or to
			direct the disposition of	2,602,623
		(iv)	shared power to dispose or to
			direct the disposition of	1,883,366

	None of the above represent shares which there is a right to acquire.

Item 5   	Ownership of Five Percent or Less of a Class.

		Not Applicable.

Item 6   	Ownership of More than Five Percent on Behalf of Another
		Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	All shares reported on this form are held by affiliate trust departments as fiduciary for various beneficiaries. No one beneficiary has such an interest relating to five percent or more of the class of securities.

Item 7  Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

	Exhibit Attached.
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Item 8   	Identification and Classification of Members of the Group.

		Not Applicable.

Item 9   	Notice of Dissolution of Group.

		Not Applicable.

Item 10  	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date




Signature

/s/Ronald C. Jackson
Senior Vice President and
   Director of Investor Relations
Regions Financial Corporation
Name/Title


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		EXHIBIT

		No. of Shares	    Sole	   Shared	    Sole	   Shared
		Beneficially	   Voting	   Voting	 Dispositive	 Dispositive
		    Owned	    Power	    Power	    Power	    Power


Regions Bank	7,045,165	6,657,682	      106	  2,602,623	1,883,366
of Alabama

	TOTALS	7,045,165	6,657,682	      106	  2,602,623	1,833,366

The Item 3 classification of the subsidiary listed above is (b) Bank as defined in section 3(a)(6) of the Act.